August 11, 2015

VIA EDGAR

Emily C. Drazan

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Emily C Drazan
Staff Attorney

Re:	Gores Holdings, Inc.
Registration Statement on Form S-1
Filed July 17, 2015, as amended
File No. 333-205734

Dear Mr. Garrison:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of Gores Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, August 13, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 49 copies of the Preliminary Prospectus dated August 10, 2015 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
DEUTSCHE BANK SECURITIES INC.
As Representative of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ed Sunoo
	Name:	Ed Sunoo
	Title:	Managing Director

By:	/s/ Mahesh Srinivasan
	Name:	Mahesh Srinivasan
	Title:	Director

[Signature Page to Underwriter’s Acceleration Request Letter]